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News Release

Number 11, 2004

RESIN SYSTEMS ANNOUNCES EQUITY OFFERING

Edmonton, Alberta, May 11, 2004: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a technology company, today announced that it has engaged Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") of Toronto, Ontario to act as agent to sell, by way of private placement, up to 8,695,652 units of RSI at a price of $1.15 per unit for total gross proceeds of up to $10,000,000, subject to receipt of all applicable regulatory approvals.  Each unit of RSI consists of one (1) common share and one half of one (1) common share purchase warrant, each whole warrant entitling the holder thereof to acquire one (1) common share of RSI at a price of $1.50 per share for a period of 12 months from the closing date of the private placement.

RSI intends to use the proceeds of the proposed offering to commercialize its industrial and consumer products as well as its Version® resins and for working capital.

In connection with the private placement, RSI will pay the Agent a commission of 7.0% of the gross proceeds of the private placement raised by the Agent and will issue the Agent broker warrants in the amount of 7.0% of the number of units of RSI sold by the Agent.  Each broker warrant will entitle the holder to acquire one (1) unit of RSI at a price of $1.15 per unit for a period of 18 months from the closing date of the private placement.  All securities issuable under the private placement will be subject to a hold period of four months and one day from the closing date.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and products throughout the global marketplace.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

For more information please contact:

Greg Pendura

President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email: greg@resinsystemsinc.com

www.resinsystemsinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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